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EXHIBIT 12

                            McCORMICK & COMPANY, INC.
                Computation of Ratio of Earnings to Fixed Charges
                                 ($ in Millions)

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                                                     Nine
                                                     Months
                                                     Ended
                                                    August
                                                      31,                         Year ended November 30,
                                                      2000         1999           1998          1997           1996         1995
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
Income from consolidated continuing operations     $  66.4        $  85.1       $  97.6       $  89.7       $  37.9      $  84.7
Plus:
   Income taxes                                       36.8           57.2          54.9          52.6          23.8         47.9
                                                  -------------------------------------------------------------------------------
                                                     103.2          142.3         152.5         142.3          61.7        132.6
                                                  -------------------------------------------------------------------------------
Plus fixed charges:
   Interest expense                                   24.8           32.4          36.9          36.3          33.8         39.3
   Capitalized interest                                  -              -             -             -             -            -
   Interest implicit in operating leases               2.2            2.9           2.6           2.7           2.7          2.8
                                                  -------------------------------------------------------------------------------
Total fixed charges                                   27.0           35.3          39.5          39.0          36.5         42.1
                                                  -------------------------------------------------------------------------------
Plus:
   Dividends from unconsolidated affiliates            8.1            8.0           9.8           9.5             -            -
                                                  -------------------------------------------------------------------------------
Adjusted earnings                                  $ 138.3        $ 185.6       $ 201.8       $ 190.8       $  98.2      $ 174.7
                                                  ===============================================================================
Ratio of earnings to fixed charges                    5.12           5.26          5.11          4.89          2.69         4.15
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Notes:

(1) The historical ratio of earnings to fixed charges presented above does not reflect the impact of the issuance of approximately $370.0 million of commercial paper on August 29, 2000, the proceeds of which were used to fund the acquisition of the Ducros and Sodis businesses.

(2) During 1999 and 1996, the Company recorded special charges relating to business restructuring of $26.7 million ($23.2 million after tax) and $58.1 million ($39.6 million after tax) respectively. Removing the effect of these charges would deliver a ratio of 6.01 and 4.28 for the years ended November 30, 1999 and 1996 respectively.